UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Oak Ridge Financial Services Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Ave South Suite 100
(No. and Street)

Golden Valley	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa A Newman (763) 923-2217
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 S 9th Street Ste 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Russell S. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oak Ridge Financial Services Group, Inc., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENI JO BALLANGER
Notary Public
State of Minnesota
My Commission Expires 01/31/2026

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

Year Ended September 30, 2021

CONTENTS

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The Oak Ridge Financial Services Group, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Oak Ridge Financial Services Group, Inc. ("the Company") as of September 30, 2021, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mayer Hoffman McCann P.C.

November 23, 2021
Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2021

ASSETS

ASSETS		
Cash	$	1,007,917
Deposits with clearing organizations		50,000
Receivable from clearing firm		990,704
Employee advances and notes receivable		151,056
Securities owned, at market value		64,462
Property and equipment		899,640
Accumulated depreciation		(603,971)
Right-of-use assets		1,479,599
Other assets		145,928
TOTAL ASSETS	$	4,185,335

LIABILITIES

LIABILITIES		
Payable to employees	$	504,750
Accounts payable and accrued expenses		651,354
Lease liabilities		1,916,063
TOTAL LIABILITIES		3,072,167

STOCKHOLDER'S EQUITY

CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 26,500 shares		265
Additional paid-in capital		7,130,350
TOTAL CAPITAL CONTRIBUTED		7,130,615
ACCUMULATED DEFICIT		(6,017,447)
TOTAL STOCKHOLDER'S EQUITY		1,113,168
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$	4,185,335

See Notes to Financial Statements

(1) <u>Nature of business and significant accounting policies</u>

Nature of business - The Oak Ridge Financial Services Group, Inc. (the Company or Oak Ridge), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

The Company is a wholly owned subsidiary of Oak Ridge Acquisition Corporation. (ORAC). The operations of ORAC consist principally of holding its investment in Oak Ridge.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Leases – The Company accounts for its leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, *Leases*. The Company is a lessee in several non-cancellable operating leases for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

Lease liabilities- A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

(1) **Nature of business and significant accounting policies (continued)**

ROU assets – A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases – The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The leases do not contain any material residual value, guarantees or material restrictive covenants.

See Note 6, "Operating Leases" for additional information on the Company's leases.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee advances and notes receivable consist of interest bearing loans from the date of employment and advances against future commissions. The employee advances and notes receivable are stated at the principal amount. An employee advance or note receivable is considered delinquent if not paid on its maturity date.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance. Employee receivables are repaid through payroll deductions or may be forgiven over time with varying terms through December 2022.

The carrying amounts of employee advances and notes receivable are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee advances and notes receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management has reviewed its outstanding balances and believes that all the receivables and advances are collectible at September 30, 2021.

Securities owned – Securities owned consist of equity securities in publicly held companies. Equity securities were obtained as a fee from an investment banking transaction. The position is available to be exercised as of the financial statement date and is recorded at fair value. Changes in fair value including realized and unrealized gains and losses are included in inventory and investment gains and losses, net.

Property and Equipment – Property and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of three to seven years for furniture and equipment and the lessor of the lease term or ten years for leasehold improvements. Total depreciation expense is $58,494 for the year ended September 30, 2021.

(1) Nature of business and significant accounting policies (continued)

Revenue recognition

The revenue streams in the discussion below and in Note 7 include those that are within the scope of ASC 606. Inventory and investment gains and losses, net and interest income are deemed out of scope and are excluded. In all cases for all revenue streams discussed below, the revenue generated is from a single transaction price, and there is no need to allocate the amounts across more than a single revenue stream. The customer for all revenues derived from open-end and closed-end funds described in detail below has been determined to be the fund itself and not the ultimate underlying investor in the fund.

Significant judgments that affect the amounts and timing of revenue recognition:

Revenue from contracts with customers includes commission income and fees from underwriting fees, investment banking and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment advisory fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a pre-determined percentage applied to the customer’s assets under management at the previous quarter-end. Fees are received quarterly and are recognized as revenue over time as they relate specifically to the services provided in that period, which are distinct, from the services provided in other periods. At September 30, 2021, unearned revenue was $2,439 and is included in accrued expenses in the statement of financial condition.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Acting as an agent, the Company buys and sells securities on behalf of its customers. In return for such services, the broker dealer charges a commission.

Insurance commissions - The Company offers insurance policies on behalf of its customers with various insurance providers. When the customer purchases an insurance policy the Company receives a percentage of the premium as a commission. Commissions are recorded on the purchase date (the date the customer purchases the insurance policy). Subsequent to the initial offering the Company will receive trailing commissions each year the policy is renewed by the customer. The Company believes the performance obligation is satisfied when the policy is paid for by the customer.

(1) Nature of business and significant accounting policies (continued)

Real Estate Investment Trust ("REIT") – The Company offers investments in Real Estate Investment Trusts on behalf of its customers. The Company receives a percentage of the total investment as a commission. Commissions are recorded when the customer invests in the REIT. The Company believes the performance obligation is satisfied when the investment is paid for by the customer.

Variable annuity commissions – The Company purchases variable annuity policies on behalf of its customers. Each time a customer enters into an agreement to purchase a variable annuity policy the Company receives a commission. Commissions are based on a pre-determined percentage applied to the customer's annuity balance at quarter-end. Fees are received quarterly and are recognized as revenue at the point in time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Underwriting fees - The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Investment banking revenue - The Company enters into contracts with customers to provide general advisory services on corporate finance activities such as mergers, acquisitions and restructurings. The Company also may enter into contracts to provide advisory services that are not specific to corporate financing activities.

Advisory services – For contracts in which the Company is providing general advisory services only, the performance obligation in the contract is the advisory service. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At September 30, 2021, unearned revenue was $245,000.

(1) **Nature of business and significant accounting policies (continued)**

Due diligence/fairness opinion – For contracts when the Company is providing due diligence services or providing a fairness opinion for its customers the revenue is generally recognized at the point in time that performance under the arrangement is completed. These services are separately identifiable as a service as they are frequently considered to be an optional service within the context of the contract and could be performed by a broker-dealer outside of the sale/restructuring transaction. The transaction price for these services are recognized as revenue when the deliverables are transferred to the customer.

Sale/restructuring or transaction fee – These fees are for services that will ultimately result in a transaction. These fees are separately identifiable as a service and are based on a variable fee, a percentage listed in the contract for the total transaction price. The services are generally related to research and analysis, strategy and negotiation assistance, and communication of the transaction. Because of the variability of the transaction price the revenue is not recognized until the transaction closes.

Other income – Other income consists of ticket charges and other fees. Ticket charges are earned from executing and clearing client transactions. These charges are recognized at a point in time on a trade-date basis. The Company charges a fee for accounts transferred to another broker. These fees are recognized at a point in time on a trade-date basis.

Interest income – Interest is earned by the Company from various sources. Interest is recognized on an accrual basis and interest income is recognized on the debt of those issuers that is deemed collectible. Interest income and expense includes premiums and discounts amortized and accreted on debt investments based on criteria determined by the Company using the effective yield method, which assumes the reinvestment of all interest payments.

Dividends – Dividends paid to the common stock owner will be recorded as a reduction of paid in capital until the Company achieves positive accumulated earnings.

Income taxes – ORAC selected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporate income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits. In addition at the time of ORAC's election, the Company elected to be treated as a Qualified Subchapter S Subsidiary. Therefore, these statements do not include any provision for corporate income taxes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

(1) **Nature of business and significant accounting policies (continued)**

ORAC files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. ORAC's federal and state tax returns are generally open for examination for three years following the date filed.

Other comprehensive income – The Company has no items of other comprehensive income.

Risks and Uncertainties - In December 2019, a novel strain of coronavirus was reported in Wuhan, Hubei province, China. In the first several months of 2020, the virus, SARS-CoV-2, and resulting disease, COVID-19, spread to the United States, including to geographic locations in which the Company operates. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to the Company. The Company has the ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its Statement of Financial Condition in the near term; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition. As of the date below, the Company's evaluation of the effects of these events is ongoing.

Recently issued accounting pronouncements – Except for those discussed below, pronouncements issued by the Financial Accounting Standards Board (FASB) or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

In June 2016 the FASB issued ASU 2016-13 *Measurement of Credit Losses on Financial Instruments.* The amendments in this update will provide more useful information about the Company's expected credit losses on financial instruments. The Company will replace its incurred loss model for accounts receivable with an expected loss model, referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on any financial assets measured at amortized cost. It also applies to any off-balance sheet credit exposures not accounted for as insurance and net investments in certain leases recognized by a lessor. ASU 2016-13 was effective for the Company on October 1, 2020 and was adopted using a modified retrospective approach. The adoption of this standard did not have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.* The amendments in this standard will remove, modify and add certain disclosures under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement*, with the objective of improving disclosure effectiveness. The topic was effective for the Company on October 1, 2020, the Company adopted ASU 2018-13 using a retrospective approach. The adoption of this standard did not have a material impact on the Company's financial statements.

Subsequent events – The Company has evaluated subsequent events occurring through November 23, 2021, the date the financial statements was available to be issued, for events requiring recording or disclosure in the Company's financial statements.

(2) Receivables from, payables to and deposits with clearing organization

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount receivable from or payable to the clearing organization relates to the aforementioned securities transactions and consists of excess cash held at the clearing organization or cash withdrawn in excess of earnings. The Company maintains a deposit with its clearing broker to collateralize certain customer transactions. The following is a summary of the balances held by the clearing broker.

Clearing firm	
Deposit	$ 50,000
Commissions receivable	990,704
Total	$ 1,040,704

(3) Securities owned

Securities owned that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

Securities owned:	
Equities - unrestricted, public	$ 64,462
Cost	$ 113,445
Gross Unrealized	
Loss	$ (48,983)
Net unrealized loss	$ (48,983)

(4) Fair value measurements

Fair value measurement definition and hierarchy

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

(4) Fair value measurements (continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable puts and minimize the use of unobservable inputs.

Fair values of assets and liabilities measured on a recurring basis at September 30, 2021 are as follows:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
Equity securities	$ 64,462	$ 64,462	$ -	$ -
	$ 64,462	$ 64,462	$ -	$ -

A description of the valuation techniques applied to the Company's major categories of assets at fair value on a recurring basis follows:

Equity Securities – Valued at the closing price reported on the active market on which the individual securities are traded.

(5) Employee benefit plan

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company provides a matching contribution of 50% of the first 6% of employee contributions each plan year. Total matching contributions totaled $110,000 for the year ended September 30, 2021.

(6) Operating leases

The Company leases equipment and its office space under various operating leases.

The Company leases various office space that requires aggregate fixed monthly lease payments of $2,700 to $35,000 over the lease terms through March 31, 2027. In addition, the Company is required to pay variable common area charges and a pro-rata share of certain operating and real estate tax expenses.

The Company leases equipment that requires aggregate monthly lease payments of $450 and have varying terms expiring through October 2021.

The future minimum annual rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year are as follows:

Years ending September 30,

	Net Amount
2022	$ 427,802
2023	396,913
2024	396,916
2025	406,040
2026	415,165
2027 and thereafter	209,864
Total undiscounted minimum lease payments	2,252,700
Imputed Interest	(336,637)
Total operating lease liabilities	$ 1,916,063
Weighted average remaining lease term	5.34 years
Weighted average discount rate	5.98%

The weighted average discount rate represents the Company's incremental borrowing rate as of October 1, 2019 for leases existing on the date of adoption of the new lease standard. The Company did not enter into any material new leases or remeasure any leases subsequent to the adoption of ASC 842.

(6) Operating leases (continued)

Total lease expense under operating leases with terms in excess of one month was as follows:

	Year ended September 30, 2021
Fixed lease expense	$ 357,375
Variable lease expense	371,248
Totals	$ 728,623

(7) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(8) Related party transactions

The Company has a shared services agreement with King Capital Corporation ("King"). King is an affiliate of the Company through common ownership with ORAC. The Company paid a shared services fee of $96,000 during the year ended September 30, 2021 to cover certain shared services to King. King paid shared office expenses of $77,307 during the year ended September 30, 2021 to cover office space provided by the Company.

(9) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2021, the Company's net capital of $776,816 was $676,816 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.4883 to 1.

(10) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(11) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.